March 23, 2006

via U.S. mail and facsimile

Richard Burger, Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

	Re:	Item 4.02 Form 8-K
	Filed:	May 22, 2006
	File No.: 3-124334

Dear Mr. Burger:

We have reviewed your Item 4.02 Form 8-K and have the following comment.
1. Please tell us what consideration, if any, you gave to the following with respect to the restatement you reported on March 22,
2006 on Form 8-K:
a. The effect of the error on your initial conclusion in your Form 10-Q for the quarter ended September 30, 2005, that your disclosure controls and procedures were effective as of that date. If your conclusion remains the same, please tell us why.

b. The effect of the error on your conclusion that disclosure controls and procedures were effective as of December 31, 2005.
We
note from your discussion under Item 9A that you have had no changes in your internal control over financial reporting during the quarter ended December 31, 2005, that have materially affected , or are reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether you have changed the controls surrounding your accounts payable processes, and if so, why you have not disclosed these changes. If you have not changed these controls, please tell us the basis for your conclusion that your disclosure controls and procedures continue to be effective as of December 31, 2005.

*    *    *    *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on


EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3255.



							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Mr. Burger
March 23, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE